Exhibit 99.1

Atotech Limited

Nonqualified Employee Stock Purchase and Matching Share Subplan

1.	PURPOSE OF THE NONQUALIFIED EMPLOYEE STOCK PURCHASE AND MATCHING SHARE SUBPLAN

The purpose of the Atotech Limited Nonqualified Employee Stock Purchase and Matching Share Subplan (the “Plan” or “Matching Share Plan”) is to provide Eligible Employees of Atotech Limited (the “Company”) and its affiliates (collectively “Atotech Group” and individually “Employer”) the opportunity to purchase common shares of the Company (“Shares”) and in connection with such purchase receive a grant of additional Shares (“Matching Shares”) at no cost to the relevant Eligible Employee. The Board of Directors of the Company (the “Board”) believes that employee ownership of Shares will benefit both Eligible Employees and the Company’s shareholders by, without limitation, aligning the interests of Eligible Employees with those of the Atotech Group.

The Plan is a subplan of, and is subject to the rules of, the Atotech Limited 2021 Incentive Award Plan (“Incentive Plan”). The provisions of this Plan accordingly supplement the rules of the Incentive Plan in relation to the Plan but in the event of any conflict between the rules of this Plan and the rules of the Incentive Plan the rules of the Incentive Plan shall prevail. The opportunities to purchase Shares under the Plan and to receive a grant of Matching Shares under the Plan are Awards within the meaning of the Incentive Plan, and the Plan and the Enrollment Agreement constitute an Award Agreement within the meaning of the Incentive Plan.

The Plan is not intended to qualify as an “Employee Stock Purchase Plan” under section 423 of the Internal Revenue Code of 1986, as amended (the “Code”).

The number of Shares and Matching Shares issued under the Plan shall not exceed the Overall Share Limit set forth in the Incentive Plan.

The Board may determine from time to time whether employees assigned to locations of the Atotech Group in countries other than the United States may participate in the Plan. In order for any such employees to be Eligible Employees such country must be listed in Schedule A (as may be amended or replaced by the Committee in its sole discretion) to this Plan, and should the Committee determine that an addendum specific to such country (“Country Supplement”, which may, without limitation, set out special provisions applicable to Eligible Employees residing in the specified country and such provisions may differ from or be in addition to provisions otherwise set forth in the Plan and/or the Enrollment Agreement) is required or appropriate for the proper operation of the Plan in such country a copy of such Country Supplement for such country must be attached to the Plan within Schedule B to this Plan.

2.	ADMINISTRATION

The Plan shall be administered by a committee (the “Committee”) appointed by the Administrator (as defined in the Incentive Plan) which Committee may consist of the members of the Board or may be a subcommittee of the Board. The provisions of Section 3.1 (Administration) of the Incentive Plan shall apply to the administration of this Plan by the Committee as they do to the administration of the Incentive Plan by the Administrator.

The Committee may, and is authorised by the Administrator to, amend this Section 2 relating to the administration of the Plan from time to time as may be desirable to satisfy any requirements of or under the federal securities or other applicable laws, rules or regulations of the United States or any applicable stock exchange, or to obtain any exemption under such laws, rules or regulations.

3.	ELIGIBILITY AND FURTHER CONDITIONS OF PARTICIPATION

3.1	Eligibility

Employees eligible to participate in the Plan (“Eligible Employees”) with respect to an Offering Period (as defined in Section 4) are all employees of an Employer as of the first day of an Offering Period, other than (a) employees residing in, or who have relocated to (whether permanently or on international assignment) a country which is not included with respect to the Offering (as defined in Section 4), (b) employees in a probation period with the Employer throughout the Offering Period, (c) employees whose employment with any Employer ceases or will cease during the Offering Period (or who are, or become, under notice of termination of employment during the Offering Period), and (d) employees who are on a leave of absence which has lasted longer than one month as of the first day of such Offering Period (save that an employee on a leave of absence which has lasted longer than one month may be an Eligible Employee if so approved by the Committee, and provided, however, employees on Parental Leave absence of longer than one month are, subject to the other provisions of this Section 3, Eligible Employees; for the purposes of this Plan “Parental Leave” means a period of absence from work arising by reason of the birth or adoption of a child where such leave is taken pursuant to a right or entitlement to the same conferred by (i) law or regulation in the jurisdiction in which an individual resides and/or normally employed by an Employer; and/or (ii) the practices and policies of the individual’s Employer).

Employees relocating from a country not included for an Offering to a country included for an Offering in an international assignment that is not intended to be permanent may be Eligible Employees for Offerings during such assignment if the international assignment has a duration of at least one year covering one complete Blocking Period (as defined in Section 8) and subject to the other provisions of this Section 3 and subject also to approval of the Committee.

3.2	Further Conditions of Participation

Notwithstanding Section 3.1 above, acquisition of Shares under the Plan is subject to an Eligible Employee’s continuation of employment as an Eligible Employee until the last day of the applicable Offering Period and the Eligible Employee’s compliance with all requirements for enrollment in the Plan established by the Committee, including, but not limited to, any contractual documents and bank forms.

Every Eligible Employee who fulfils these conditions and makes a binding declaration to participate in the Plan with respect to an Offering Period by completing an Enrollment Agreement in accordance with rules and procedures established by the Committee is a “Participant”. Any Enrollment Agreement completed by an Eligible Employee or Participant shall automatically be deemed to include and incorporate any amendments and/or supplements to the same which are specified in any Country Supplement which is, at the time of such completion, applicable to the Eligible Employee or Participant.

3.3	Further Conditions of Participation

If a Participant ceases to be employed by any Employer due to

•	the Participant’s death,

•

the Participant’s retirement on or after age 65 or i) such other state retirement age as may be specified in the laws of the country in which the Participant participates in the Plan or ii) such other retirement age specified in the Country Supplement,

•	the Participant’s permanent disability or serious illness (as evidenced to the satisfaction of the Committee),

•

the sale of the business division or part thereof of the Employer where the Participant works for the majority of the Participant’s time provided the Participant remains an employee of the Employer until the date of completion of the sale of the business division or part thereof); or

•	such other reason as the Committee may in its absolute discretion determine,

the Participant will become fully vested in, and no longer subject to any Blocking Period in respect of, any Matching Shares that are not otherwise vested hereunder on the date of such cessation of employment. If a Participant ceases to be employed by any Employer for any reason not described above in this subsection 3.3 any Matching Shares that are not then vested and remain subject to a Blocking Period will be permanently forfeited on the date of such cessation of employment. If the

Participant ceases to be an Eligible Employee prior to the last day of an Offering Period for which the Participant has an Enrollment Agreement in effect, the Enrollment Agreement is automatically cancelled, no Investment Shares will be purchased thereunder and any funds previously withheld or otherwise paid by the Participant to be applied for the purchase of Investment Shares thereunder will be refunded to the Participant without earnings or interest.

4.	OFFERINGS

The Committee may specify one or more periods in a calendar year for the purchase of Shares by Eligible Employees (each such period being an “Offering Period” or “Offering”).

The Committee may determine the countries to be included for an Offering, and the maximum number of Shares that may be purchased in an Offering. The Committee may decide on varying terms and conditions for specific countries. The Company intends, although without any obligation or commitment to the same, to specify Offering Periods in March to April, and October to November, in each calendar year.

5.	PURCHASE OF SHARES

5.1	Enrollment Agreement

During an Offering Period (or at such other time or times prior to an Offering Period as the Committee may in its sole discretion determine) an Eligible Employee may enroll in the Plan by executing an Enrollment Agreement for the Offering Period in accordance with procedures established by the Committee. Eligible Employees who decide to enroll in the Plan for an Offering Period must designate an amount (“Investment Amount”) they wish to invest to purchase Shares (“Investment Shares”) pursuant to the relevant Offering and must authorize the deduction of the Investment Amount from their net pay by the Employer or, if applicable, enter into an agreement to pay (by no later than the Acquisition Date) the relevant Investment Amount to the Employer or the Atotech Group in another manner as described in the Country Supplement.

5.2	Changes to Enrollment Agreement

A Participant’s Enrollment Agreement becomes irrevocable on the last day of the Offering Period. The Participant may cancel the Enrollment Agreement or amend the Investment Amount up to the end of the last day of the Offering Period in accordance with procedures established by the Committee.

5.3	Minimum and Maximum Investment Amounts

Participants may, in relation to any Offering, purchase Investment Shares for any amount between (and including) 350 (three hundred and fifty) US dollars (“Minimum Investment Amount”) and the amount which equals 10 (ten) percent of their gross annual base salary and target bonus as at 1 April in the calendar year in which the relevant Offering Period commences, but in any case may not in any calendar year purchase Investment Shares for any amount exceeding the lesser of (i) 25,000 (twenty five thousand) US dollars or (ii) 10 (ten) percent of their gross annual base salary and target bonus as at 1 April in the relevant calendar year (“Maximum Investment Amount”).

If the Investment Amount chosen by the Participant is below the Minimum Investment Amount, the relevant Enrollment Agreement will not be effective. If the Investment Amount chosen by the Participant:

(i)	(when aggregated with any Investment Amount paid by the Participant pursuant to a previous Offering in the same calendar year) exceeds the Maximum Investment Amount, or

(ii)	exceeds the net salary and bonus which the Participant will receive through the Employer’s payroll in the payroll payment to the Participant immediately preceding the Acquisition Date,

the Investment Amount designated on the Enrollment Agreement will be capped at (in the case of i) above) the Maximum Investment Amount (less any Investment Amount paid by the Participant pursuant to a previous Offering in the same calendar year), or (in the case of ii) above) the net salary and bonus which the Participant will receive through payroll in the payroll payment to the Participant immediately preceding the Acquisition Date. The Committee may reduce the Investment Amount selected by a Participant to the extent the Committee determines such reduction is necessary or appropriate in order to comply with withholding obligations with respect to Matching Shares as provided in Section 10 and/or any minimum wage law or regulation, and/or law or regulation restricting or limiting deductions or withholdings from paychecks, applicable to the Participant’s employment.

Where a Participant’s annual salary and/or target bonus are payable in a currency other than US dollars, for the purposes of calculation of Investment Amounts, Minimum Investment Amounts and Maximum Investment Amounts such salary and/or target bonus shall be converted to US dollars on the date immediately following the end of an Offering Period, in accordance with Section 17.

5.4	Acquisition Date and Purchase Price

Investment Shares will be purchased on such date (being a date on which the New York Stock Exchange is open for trading) as shall, in connection with each Offering, be determined by the Committee in its sole discretion and specified in the relevant Enrollment Agreement for each Offering (“Acquisition Date”). The price per Share to be paid by the Participant with funds provided per the Enrollment Agreement to purchase Investment Shares (“Purchase Price”) will be the price per Share paid to purchase Investment Shares on Participants’ behalves on the New York Stock Exchange on the Acquisition Date.

5.5	Delivery of Investment Shares

The number of Investment Shares to be delivered to each Participant is determined by dividing the Investment Amount by the Purchase Price.

The number of Investment Shares determined in this manner shall be delivered to the Participant by the Service Provider (as defined in Section 14.1 below) by transferring Shares to the Custody Account (as defined in Section 15.1 below) administered by the Service Provider. The Investment Shares will be delivered within 7 (seven) banking days after the Acquisition Date or as soon as reasonably practicable after that.

6.	MATCHING SHARES

A Participant will receive a grant of Matching Shares free of charge in respect of each Offering in a ratio of one (1) Matching Share for every four (4) Investment Shares purchased by the Participant pursuant to the Enrollment Agreement they have entered into in respect of that Offering (such free shares referred to as “Matching Shares”), subject to the vesting requirements of the Blocking Period as defined in Section 8 being satisfied.

Subject to the following paragraph, the Matching Shares will be delivered to the Participant in the same manner as the Investment Shares as described above in Section 5.5 after the satisfaction of the vesting requirements of the Blocking Period as defined in Section 8. The Participant will not be entitled to receive any dividends or to exercise any voting rights with respect to the Matching Shares during the Blocking Period.

The number of Matching Shares delivered to the Participant may be reduced by withholdings pursuant to Section 10.

If the Participant sells or transfers all or part of the Participant’s Investment Shares during a Blocking Period for related Matching Shares, the number of unvested Matching Shares granted and to be delivered to the Participant will be reduced on a pro-rata basis proportion to the number of sold or transferred Investment Shares.

Notwithstanding the preceding provisions of this section 6, the Committee may in its sole discretion decide to pay cash compensation (in US Dollars, Euros or local currency) to the Participant in lieu of Matching Shares. Such cash compensation will be calculated based on the New York Stock Exchange closing sales price of a Share on the date the Matching Shares would otherwise have been delivered to the Participant. These cash amounts will be paid directly to the Participant as soon as practicable subject to withholdings as provided in Section 10.

The provisions of Article VIII of the Incentive Plan (Adjustments for Changes in Shares and Certain Other Events) shall apply to the Plan and to all Investment Shares, Matching Shares and/or Fractional Shares purchased, awarded or awardable pursuant to the Plan.

7.	FRACTIONAL SHARES

The Committee may establish rules and procedures for the issuance of fractional shares which may be Fractional Investment Shares, Fractional Matching Shares, or both. The Committee also may establish rules and procedures for the conversion of Fractional Shares to cash at any time or times. Any such conversion will be based on the price at which Investment Shares, Matching Shares and/or aggregated Fractional Shares are sold on the Participant’s behalf on the New York Stock Exchange on the date of such conversion or otherwise on the New York Stock Exchange closing price per Share on such date.

8.	BLOCKING PERIOD

In order to be vested in Matching Shares and therefore entitled to receive Matching Shares, except as otherwise provided hereunder, the Participant must hold the Investment Shares (including any Fractional Investment Shares) pursuant to the purchase of which the relevant Matching Shares are to be granted in the Custody Account for a period that ends on the same date one year after the Acquisition Date (“Blocking Period”).

For the avoidance of doubt, Participants have the Investment Shares at their disposal during the Blocking Period. However, to the extent Participants partly or fully sell or transfer their Investment Shares during the Blocking Period, the requirements for vesting and receiving Matching Shares are not fulfilled to the extent of such sale or transfer and the Participant will forfeit any Matching Shares that were granted with respect to the Investment Shares that were sold or transferred.

9.	HOLDING OF SHARES

Investment Shares and Matching Shares will be held by the Service Provider (as defined in Section 14.1) in a Custody Account (as defined in Section 15.1) on behalf of the employees who are the beneficial owners or in such other manner as determined by the Committee.

10.	WITHHOLDING OF TAXES, SOCIAL SECURITY CONTRIBUTIONS AND OTHER LEVIES

To the extent required or permitted by relevant law or regulation, the Internal Revenue Service or other applicable competent taxing authority, the Employer will withhold all Federal, state and local taxes, social security contributions and other levies arising by reason of or in connection with the Participant’s participation in the Plan.

If the Employer is so required or permitted, the amounts in question may be withheld from the Participant’s net salary, whereas the Employer also reserves the right to withhold such amounts by way of a sell-to-cover process, such that some or all of the (Fractional Shares or whole) Matching Shares granted to the Participant are sold on behalf of the Participant by the Employer, the Atotech Group or the Service Provider and the proceeds of such sale corresponding to the amount of taxes, social security contributions and other levies arising or likely to arise by reason of or in connection with the Participant’s participation in the Plan is withheld by the Employer and remitted to the relevant taxing authority in settlement of the relevant taxes, social security contributions and/or and other levies arising. Differences between the proceeds of such sale and the amounts remitted or to be remitted to the relevant taxing authority shall (without limitation to the power of the Employer, Atotech Group or Service Provider to do otherwise) be reimbursed to the Participant, or deducted from the Participant’s net salary, through the Employer’s payroll.

Notwithstanding the above, the Participant by participating in the Plan agrees to reimburse the Employer on demand for any taxes, social security contributions and other levies which arise by reason of or in connection with the Participant’s participation in the Plan and are payable by the Employer, the Atotech Group or the Service Provider, to the extent that the same have not been and/or may not lawfully be, withheld pursuant to the above provisions of this Section 10, and by participating in the Plan the Participant agrees that the Employer is entitled to deduct any such amount(s) from future salary and/or bonus payments to the Participant.

11.	NO RIGHT TO CONTINUING EMPLOYMENT

The provisions of Section 10.1 of the Incentive Plan (No Right to Employment or Other Status) shall apply to the Plan and to all Investment Shares, Matching Shares and/or Fractional Shares purchased, awarded or awardable pursuant to the Plan.

12.	COSTS ASSOCIATED WITH THE PLAN

The Company will pay the administrative expenses associated with the operation of the Plan (other than brokerage commissions or any other costs resulting from or associated with the sale of Shares and Fractional Shares directed by Participants, which costs may, without limitation, be deducted by the Service Provider from the proceeds of the sale of Shares and/or Fractional Shares).

13.	PROHIBITION OF HEDGING TRANSACTIONS

Hedging transactions (including without limitation forward sales, put options, derivatives with cash settlement or settlement in physical securities) related to the Shares acquired under the Plan are prohibited if and insofar as the Shares in question are held and administered in the Custody Account. Similarly the provisions of Section 9.1 (Transferability) of the Incentive Plan shall apply to all Shares if and insofar as the Shares in question are held and administered in the Custody Account (but shall not apply to any Shares which have (to the extent permitted by the rules of the Plan) been transferred away from, or sold out of, the Custody Account by the Participant. Should any Participant breach, or purport to breach the provisions of this Section 13 of the Plan (and/or Section 9.1 (Transferability) of the Incentive Plan) then by committing such breach or purported breach the Participant, by participating in the Plan, irrevocably authorises the Company (or any member of the Atotech Group) to, at any time thereafter, without notice to the Participant, instruct the Service Provider to (i) transfer all Shares held and administered for the Participant in the Custody Account to the Participant’s personal investment account; or (ii) sell all Shares and Fractional Shares held and administered for the Participant in the Custody Account and remit the proceeds of such sale (after any withholding or deduction(s) pursuant to this Plan and/or the Incentive Plan) to the Participant, in each case with any Matching Shares referable to the Shares so transferred or sold being reduced in number and/or forfeited pursuant to Sections 6 and 8 of this Plan.

14.	ADMINISTRATION OF THE PLAN

14.1	Services

The Company may from time to time commission one or more service providers (together “Service Provider”) on the basis of corresponding contracts (together “Service Agreement”) to carry out certain tasks related to the administration of the Plan and to perform trustee and/or custody services on behalf of Participants on the basis of a Trust and Custody Agreement (as defined in Section 15.1 below) between the Participant and the Service Provider.

The Participant by participating in the Plan agrees, in the event that the Company replaces a Service Provider, or a new Service Provider is commissioned to carry out tasks and/or trustee and/or custody services on behalf of the Participant, to cooperate with the Company and the replacement or new Service Provider to enable the replacement or new Service Provider to carry out such tasks and/or trustee and/or custody services in relation to and/or on behalf of the Participant; this shall include, without limitation entering into a new Trust and Custody agreement and/or consenting to the transfer of Shares and/or Fractional Shares to a new or replacement Custody Account (as defined in Section 15.1 below) operated by or on behalf of the new or replacement Service Provider.

14.2	Limitation of liability

No member of the Atotech Group is in any way liable toward the Participants for the consequences of a Service Provider terminating the relevant Service Agreement or discontinuing its services, or for anything arising in consequence of a Service Provider operating, or failing to operate, any provision of the Trust and Custody Agreement and/or of the relevant Service Agreement.

15.	CUSTODY OF SHARES

15.1	Trust and Custody Agreement

All Shares and Fractional Shares acquired by a Participant under the Plan shall be held and administered in a collective account opened in the name of the Service Provider (“Custody Account”), subject to the terms and conditions of the agreement to be entered into between each Participant and the Service Provider (“Trust and Custody Agreement”) (as the same may be amended or replaced from time to time). The Trust and Custody Agreement between the Participant and the Service Provider will be initially entered into by the Participant submitting an Enrollment Agreement during the applicable Offering Period, thereby accepting the Plan rules and the terms and conditions of the Trust and Custody Agreement.

The Trust and Custody Agreement shall also govern, with respect to the Participant, the receipt and, as applicable, holding and administration of any distributions, securities or rights allocated to the shareholders of the Company with respect to their Shares as well as any other cash or other property acquired by the Service Provider on behalf of the respective Participant in the course of the trust relationship.

15.2	Transfer/sale of Shares

The Plan is intended to provide Shares for investment and not for resale. The Company does not, however, intend to restrict or influence any employee in the conduct of his or her own affairs. An employee may, therefore, sell Investment Shares and Matching Shares at any time; provided, however, no Matching Shares may be sold until the vesting requirements of the Blocking Period have been satisfied. A Participant may direct the transfer of Investment Shares and Matching Shares to the Participant’s personal investment account at any time in accordance with procedures established by the Committee and the Service Provider; provided, however, no Investment Shares and Matching Shares granted with respect to such Investment Shares may be transferred prior to the time the vesting requirements of the Blocking Period with respect to such Matching Shares have been satisfied.

16.	RESPONSIBILITIES OF PARTICIPANTS; EXCLUSION OF LIABILITY; PROHIBITION OF ASSIGNMENT

Participants take part in the Plan at their own risk and on their own responsibility. They are obliged to read all legal information provided as part of the Offering prior to submitting an Enrollment Agreement. Participants assume the risk of any market fluctuations in the price of the Investment Shares and Matching Shares.

17.	FOREIGN CURRENCY TRANSLATION

Where the Company (or any member of the Atotech Group carries out any currency translation transactions or conversion calculations under or in connection with the Plan it shall be entitled to do so based on the exchange rates set by the European Central Bank at the relevant times in each case and all such transactions are binding for the Participant. Where a Service Provider carries out any currency translation transactions or conversion calculations under or in connection with the Plan it shall be entitled to do so in accordance with the Custody and Trust Agreement.

18.	INTERNAL REVENUE CODE AND ERISA CONSIDERATIONS

The Plan is neither intended to constitute an “employee stock purchase plan” within the meaning of section 423 of the Code nor intended to be construed as constituting an “employee benefit plan” within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

19.	SECTION 409A

The provisions of Section 10.6 (Section 409A) of the Incentive Plan apply to Participants who are subject to income taxation under the laws of the United States.

20.	AMENDMENT OR TERMINATION OF THE PLAN

The provisions of Section 10.4 of the Incentive Plan (Amendment of Plan) shall apply to any amendment or termination of the Plan as they do to the Incentive Plan.

21.	DISPUTES

In the event of any dispute or disagreement as to the interpretation of the Plan, or as to any question or right arising from or related to the Plan, the decision of the Committee or the Board shall be final and binding upon all persons. The exercise of any power or discretion by the Committee or the Board shall not be open to question by any person and a Participant or former Participant shall have no rights in relation to the exercise or omission to exercise any such power or discretion.

22.	NO REMUNERATION

Except where required by law, no money or money’s worth received by any individual under, pursuant to or by reason of the Plan shall form part of his remuneration for any purpose whatsoever (including without limitation for the purposes of bonus, pension, savings, profit sharing, group insurance, welfare or other benefit plan(s) and/or severance entitlement(s)). No Eligible Employee or Participant shall have any right to compensation for any loss in respect of the Plan, Investment Shares, Matching Shares and/or Fractional Shares arising because (i) their employment ends (or becomes subject to notice of termination); (ii) they cease to be an Eligible Employee pursuant to and in accordance with the rules of the Plan; (iii) an Employer is transferred away from the Atotech Group or otherwise ceases to be an Employer, or is not included in any Offering; or (iv) the pattern of Offerings (and related eligibility to obtain Investment Shares, Matching Shares and/or Fractional Shares) changes (for instance because the Plan is varied, suspended or terminated).

23.	SEVERABILITY CLAUSE, PREVAILING LAW

The provisions of Sections 10.10 (Severability) and 10.12 (Governing Law) of the Incentive Plan shall apply to the Plan and to all matters pursuant to the Plan. By participating in the Plan each Participant irrevocably agrees that the courts of Delaware shall have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with the Plan or its subject matter or formation (including non-contractual disputes or claims).

Schedule A

List of Participating Countries

Republic of Belarus

Brazil

Canada

Czech Republic

France

Germany

Hong Kong

India

Italy

South Korea

Malaysia

Mexico

Netherlands

Poland

Singapore

Slovenia

Spain

Sweden

Taiwan

Thailand

Turkey

United Kingdom

Schedule B

Country Supplements

ATOTECH LIMITED

NONQUALIFIED EMPLOYEE STOCK PURCHASE AND MATCHING SHARE SUBPLAN

COUNTRY SUPPLEMENT – REPUBLIC OF BELARUS

For all Eligible Employees who, at the commencement of an Offering Period, are (i) resident in the Republic of Belarus (and who are not on international assignment to any other jurisdictions) and/or (ii) or on international assignment to work in the Republic of Belarus:

1)	The following provisions replace the specified provisions of the Plan or the Enrollment Agreement (as specified):

a.	Section 5.1 of the Plan shall be replaced with the following wording:

During an Offering Period (or at such other time or times prior to an Offering Period as the Committee may in its sole discretion determine) an Eligible Employee may enroll in the Plan by executing an Enrollment Agreement for the Offering Period in accordance with procedures established by the Committee. Eligible Employees who decide to enroll in the Plan for an Offering Period must designate an amount (“Investment Amount”) they wish to invest to purchase Shares (“Investment Shares”) pursuant to the relevant Offering and must pay (in cleared funds, received by the Company (or by such entity as the Company may direct) by no later than three days following the end of the relevant Offering Period) the relevant Investment Amount to the Company (or as the Company may direct).

b.	Section 10 of the Plan shall be replaced with the following wording:

To the extent required or permitted by relevant law or regulation the Internal Revenue Service or other competent taxing authority, the Employer will withhold all Federal, state and local taxes, social security contributions and other levies arising by reason of or in connection with the Participant’s participation in the Plan. If the employer is so required or permitted, the amounts in question shall be either withheld from the Investment Amount paid by the Participant, or the Participant shall additionally (and immediately on demand) pay to the Company (or as the Company may direct) the amount of all applicable taxes and other mandatory payment as listed above.

The Company (as agent for itself and any other member of the Atotech Group) also reserves the right to withhold such amounts by way of a sell-to-cover process, such that some or all of the (Fractional Shares or whole) Matching Shares granted to the Participant are sold on behalf of the Participant by the Atotech Group or the Service Provider and the proceeds of such sale corresponding to the amount of taxes, social security contributions and other levies arising or likely to arise by reason of or in connection with the Participant’s participation in the Plan is withheld by the Company and remitted to the relevant taxing authority in settlement of the relevant taxes, social security contributions and/or and other levies arising. Differences between the proceeds of such sale and the amounts remitted or to be remitted to the relevant taxing authority shall (without limitation to the power of the Employer, Atotech Group or Service Provider to do otherwise) be reimbursed to the Participant, or remain payable by the Participant to the Company (as agent for itself and/or any other member of the Atotech Group).

Notwithstanding the above, the Participant by participating in the Plan agrees to reimburse the Company (as agent for itself and/or any member of the Atotech Group) on demand for any taxes, social security contributions and other levies which arise by reason of or in connection with the Participant’s participation in the Plan and are payable by the Employer, the Atotech Group or the Service Provider, to the extent that the same have not been and/or may not lawfully be, withheld pursuant to the above provisions of this Section 10.

All taxes and other mandatory payment arising in any territory other than the territory of the Company (including in the Republic of Belarus) shall be paid directly by the Participant to the relevant competent taxing authority.

c.	Section 2 of the Enrollment Agreement shall be replaced with the following wording:

This paragraph applies for original Enrollment for above Offering Period. I elect an Investment Amount of the amount I have specified to the Company and/or Service Provider at the same time as entering into this Enrollment Agreement for the above Offering Period. The Investment Amount I elect must be paid by me to the Company (or as the Company may direct) in cleared funds received by the Company (or such entity as the Company may direct) by no later than three days following the end of the Offering Period (and if the Company, or such entity as it may direct) does not receive such payment by no later than three days following the end of the Offering Period my enrollment will not be valid). If my Investment Amount is less than the Plan minimum of US$350, my enrollment will not be valid. If the Investment Amount I elect (when aggregated with any Investment Amount previously paid by me pursuant to any previous Offering(s) in the same calendar year as the Offering to which this Enrollment Agreement relates) exceeds the Maximum Investment Amount set out in the Plan, the Investment Amount I elect will be automatically reduced to the Maximum Investment Amount (less any Investment Amount paid by me pursuant to any previous Offering(s) in the same calendar year as the Offering to which this Enrollment Agreement relates). I may change or cancel my enrollment at any time or times on or before the end of last day of the Offering Period by completing a new Enrollment Agreement and returning it on or before the end of the last day of the Offering Period per the instructions at the end of this Enrollment Agreement.

d.	Section 3 of the Enrollment Agreement shall be replaced with the following wording:

This paragraph applies to any change to your Enrollment for above Offering Period. In lieu of my Investment Amount specified in for the purposes of my previous Enrollment Agreement for the above Offering Period, I elect an Investment Amount of the amount I have specified to the Company and/or Service Provider at the same time as entering into this revised/replacement Enrollment Agreement (or I have specified US$0.00 as the relevant Investment Amount, and accordingly cancel my enrollment) for the above Offering Period. The Investment Amount I elect must be paid by me to the Company (or as the Company may direct) in cleared funds received by the Company (or such entity as the Company may direct) by no later than three days following the end of the Offering Period (and if the Company, or such entity as it may direct) does not receive such payment by no later than three days following the end of the Offering Period my enrollment will not be valid). If my Investment Amount is less than the Plan minimum of US$350 (but is not US$0), my changed enrollment will not be valid. If the Investment Amount I elect (when aggregated with any Investment Amount previously paid by me pursuant to any previous Offering(s) in the same calendar year as the Offering to which this Enrollment Agreement relates) exceeds the Maximum Investment Amount set out in the Plan, the Investment Amount I elect will be automatically reduced to the Maximum Investment Amount (less any Investment Amount paid by me pursuant to any previous Offering(s) in the same calendar year as the Offering to which this Enrollment Agreement relates). I may change or cancel my enrollment at any time or times on or before the end of the last day of the Offering Period by completing a new Enrollment Agreement and returning it on or before the end of last day of the Offering Period per the instructions at the end of this Enrollment Agreement.

e.	Section 7 of the Enrollment Agreement shall be replaced with the following wording:

Matching Shares (including any Matching Fractional Share) may be taxable to me. I understand that all such taxes shall be paid in accordance with Section 10 of the Plan as replaced by Section 2.2 of this Country Supplement.

2)	The following information is provided to those Eligible Employees and Participants to whom this Country Supplement applies:

If the Eligible Employee or Participant is a currency resident (as defined by the law of the Republic of Belarus) of the Republic of Belarus, before that Eligible Employee or Participant pays any Investment Amount to the Company (or as the Company may direct), such Eligible Employee or Participant shall obtain permission of the National Bank of the Republic of Belarus to the related transaction to buy shares in a foreign company (applicable until July 9, 2021) or comply with the procedure established under the laws of the Republic of Belarus for registration of the relevant Enrollment Agreement. Eligible Employees and Participants are hereby notified that failure to comply with these requirements may result in the National Bank of Belarus withholding approval of the relevant payment (meaning that such payment may not be received by the Company (or as the Company may direct, and that the relevant enrollment will be invalid).

Promptly following receipt of any Shares pursuant to the Plan, a Participant must promptly notify the relevant local tax authority that the Participant has become a shareholder of a foreign company.

ATOTECH LIMITED

NONQUALIFIED EMPLOYEE STOCK PURCHASE AND MATCHING SHARE SUBPLAN

COUNTRY SUPPLEMENT – CANADA

1)	Nature of this Supplement

The purpose of this supplement (the “Country Supplement (Canada)”) is to provide an addendum to the Atotech Limited Nonqualified Employee Stock Purchase and Matching Share Subplan (the “Plan” or “Matching Share Plan”) applicable to Eligible Employees (as defined in the Plan) of Atotech Limited and its affiliates (collectively, “Atotech Group”) residing in Canada (each a “Canadian Employee”). Compliance by the applicable Canadian Employee with this Country Supplement (Canada) is a condition to participation in the Plan. Unless defined herein, defined terms have the meaning used in the Plan.

2)	The following provisions supplement the provisions of the Plan or the Enrollment Agreement (as specified):

a.	Section 15.2 of the Plan is supplemented by the following provisions

Restrictions on Sale or Transfer of Matching Shares

Any and all Matching Shares received under the Plan by a Canadian Employee shall only be sold or transferred by such Canadian Employee, if the following conditions are met:

A. (i)	Atotech Limited is and has been a reporting issuer (as defined in applicable Canadian securities legislation) in a jurisdiction of Canada for the four months immediately preceding the trade;

(ii)	The trade is not a control distribution (as defined in applicable Canadian securities legislation);

(iii)	No unusual effort is made to prepare the market or to create a demand for the Matching Shares that are the subject of the trade;

(iv)	No extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(v)

If the selling Canadian Employee is an insider or officer of the issuer (as defined in applicable Canadian securities legislation), the selling Canadian Employee has no reasonable grounds to believe that the issuer is in default of securities legislation (collectively, the “Trade A Conditions”).

OR

B. (i)

Atotech Limited is a foreign issuer (as defined in applicable Canadian securities legislation) on the date of receipt of the Matching Shares by the Canadian Employee, and was not a reporting issuer in Canada on that date or on the date of the sale or transfer; and

(ii)	The sale or transfer is made through an exchange, or a market, outside of Canada, or to a person or company outside of Canada (collectively, the “Trade B Conditions”).

OR

C. (i)	Pursuant to another applicable Canadian securities law exemption (“Trade C Conditions”).

By opting to participate in the Plan, the Canadian Employee acknowledges and agrees with the terms of the Country Supplement (Canada), including the Trade A Conditions, Trade B Conditions and/or Trade C Conditions, as applicable, and agrees that they will comply with such terms. By participating in the Plan, the Canadian Employee also agrees to indemnify and hold harmless Atotech Group for any liability it incurs in connection with any non-compliance by such Canadian Employee with the terms of this Country Supplement (Canada).

b.	The following wording supplements the provisions of the Enrollment Agreement, as Section 9 to the Enrollment Agreement:

By opting to participate in the Plan, I acknowledge and agree with the terms of the Country Supplement (Canada), including the Trade A Conditions, Trade B Conditions and/or Trade C Conditions, as applicable, and I agree that I will comply with such terms. By participating in the Plan, I also agree to indemnify and hold harmless each member of the Atotech Group for any liability it incurs in connection with any non-compliance by me with the terms of the Country Supplement (Canada).

ATOTECH LIMITED

NONQUALIFIED EMPLOYEE STOCK PURCHASE AND MATCHING SHARE SUBPLAN

COUNTRY SUPPLEMENT – ITALY

For all Eligible Employees who, at the commencement of an Offering Period, are (i) resident in Italy (and who are not on international assignment to any other jurisdictions) and/or (ii) or on international assignment to work in Italy:

1)	The following provisions apply in addition to the provisions of the Plan or the Enrollment Agreement (as specified):

a.

Pursuant to Section 3.3 of the MSP Rules, the “Participant’s retirement” will occur when the relevant Participant satisfies all the requirements set forth by Italian law in order to be entitled to the “ordinary” retirement (so called, “pensione di vecchiaia ordinaria”).

2)	The following provisions replace the specified provisions of the Plan or the Enrollment Agreement (as specified):

a.	The following wording of the Enrollment Agreement under its Sections 2 and 3:

“The Investment Amount I elect will be withheld from the amount which (after any withholdings for taxes or social security contributions or other deductions) would otherwise be payable to me in the last paycheck I receive prior to the Acquisition Date. If (i) the amount of that paycheck (after any withholdings for taxes or social security contributions or other deductions) is lower than the Investment Amount I hereby elect, and/or (ii) the amount which (after any withholdings for taxes or social security contributions or other deductions, and after withholding of my elected Investment Amount) would be payable to me in that paycheck would cause me (for any relevant period) to fall below the (relevant) threshold of any minimum wage law or regulation applicable to my employment, then my Investment Amount will be automatically reduced to the largest amount available.”

is replaced, in both Sections 2 and 3 of the Enrollment Agreement, by the following wording:

“The Investment Amount I elect must be paid by me to the Company (or as the Company may direct) in cleared funds received by the Company (or such entity as the Company may direct) by no later than three days following the end of the Offering Period (and if the Company, or such entity as it may direct) does not receive such payment by no later than three days following the end of the Offering Period my enrollment will not be valid).”

ATOTECH LIMITED

NONQUALIFIED EMPLOYEE STOCK PURCHASE AND MATCHING SHARE SUBPLAN

COUNTRY SUPPLEMENT – MEXICO

For all Eligible Employees who, at the commencement of an Offering Period, are (i) resident in Mexico (and who are not on international assignment to any other jurisdictions) and/or (ii) or on international assignment to work in Mexico:

1)	The following provisions apply in addition to the provisions of Section 15.2 of the Plan:

a.

Investment Shares and Matching Shares may not be offered for sale in Mexico through a public offer at any time. Investment Shares and Matching Shares may not be subject to trading (intermediación) in Mexico, except as permitted under the Mexican Securities Market Law (Ley del Mercado de Valores) and the regulations issued thereunder.

2)	The following provisions replace the specified provisions of the Plan or the Enrollment Agreement (as specified):

a.	The second and third paragraphs of Section 10 of the Plan are replaced with the following wording:

If the Employer is so required or permitted, the Employer reserves the right to withhold such amounts by way of a sell-to-cover process, such that some or all of the (Fractional Shares or whole) Matching Shares granted to the Participant are sold on behalf of the Participant by the Employer, the Atotech Group or the Service Provider and the proceeds of such sale corresponding to the amount of taxes, social security contributions and other levies arising or likely to arise by reason of or in connection with the Participant’s participation in the Plan is withheld by the Employer and remitted to the relevant taxing authority in settlement of the relevant taxes, social security contributions and/or and other levies arising. Differences between the proceeds of such sale and the amounts remitted or to be remitted to the relevant taxing authority shall (without limitation to the power of the Employer, Atotech Group or Service Provider to do otherwise) be reimbursed to the Participant.

The Participant by participating in the Plan agrees to reimburse the Employer on demand for any taxes, social security contributions and other levies which arise by reason of or in connection with the Participant’s participation in the Plan and are payable by the Employer, the Atotech Group or the Service Provider, to the extent that the same have not been and/or may not lawfully be, withheld pursuant to the above provisions of this Section 10, and by participating in the Plan the Participant agrees that the Employer is entitled to deduct any such amount(s) from the proceeds of a sale of Matching Shares as described above.

b.	The wording of Section 5.1 of the Plan is replaced with the following wording:

During an Offering Period (or at such other time or times prior to an Offering Period as the Committee may in its sole discretion determine) an Eligible Employee may enroll in the Plan by executing an Enrollment Agreement for the Offering Period in accordance with procedures established by the Committee. Eligible Employees who decide to enroll in the Plan for an Offering Period must designate an amount (“Investment Amount”) they wish to invest to purchase Shares (“Investment Shares”) pursuant to the relevant Offering and must pay (in cleared funds, received by the Company (or by such entity as the Company may direct) by no later than three days following the end of the relevant Offering Period) the relevant Investment Amount to the Company (or as the Company may direct).

c.	The wording of Section 2 of the Enrollment Agreement shall be replaced with the following wording:

This paragraph applies for original Enrollment for above Offering Period. I elect an Investment Amount of the amount I have specified to the Company and/or Service Provider at the same time as entering into this Enrollment Agreement for the above Offering Period. The Investment Amount I elect must be paid by me to the Company (or as the Company may direct) in cleared funds received by the Company (or such entity as the Company may direct) by no later than three days following the end of the Offering Period (and if the Company, or such entity as it may direct) does not receive such payment by no later than three days following the end of the Offering Period my enrollment will not be valid). If my Investment Amount is less than the Plan minimum of US$350, my enrollment will not be valid. If the Investment Amount I elect (when aggregated with any Investment Amount previously paid by me pursuant to any previous Offering(s) in the same calendar year as the Offering to which this Enrollment Agreement relates) exceeds the Maximum Investment Amount set out in the Plan, the Investment Amount I elect will be automatically reduced to the Maximum Investment Amount (less any Investment Amount paid by me pursuant to any previous Offering(s) in the same calendar year as the Offering to which this Enrollment Agreement relates). I may change or cancel my enrollment at any time or times on or before the end of last day of the Offering Period by completing a new Enrollment Agreement and returning it on or before the end of the last day of the Offering Period per the instructions at the end of this Enrollment Agreement.

d.	The wording of Section 3 of the Enrollment Agreement shall be replaced with the following wording:

This paragraph applies to any change to your Enrollment for above Offering Period. In lieu of my Investment Amount specified in for the purposes of my previous Enrollment Agreement for the above Offering Period, I elect an Investment Amount of the amount I have specified to the Company and/or Service Provider at the same time as entering into this revised/replacement Enrollment Agreement (or I have specified US$0.00 as the relevant Investment Amount, and accordingly cancel my enrollment) for the above Offering Period. The Investment Amount I elect must be paid by me to the Company (or as the Company may direct) in cleared funds received by the Company (or such entity as the Company may direct) by no later than three days following the end of the Offering Period (and if the Company, or such entity as it may direct) does not receive such payment by no later than three days following the end of the Offering Period my enrollment will not be valid). If my Investment Amount is less than the Plan minimum of US$350 (but is not US$0), my changed enrollment will not be valid. If the Investment Amount I elect (when aggregated with any Investment Amount previously paid by me pursuant to any previous Offering(s) in the same calendar year as the Offering to which this Enrollment Agreement relates) exceeds the Maximum Investment Amount set out in the Plan, the Investment Amount I elect will be automatically reduced to the Maximum Investment Amount (less any Investment Amount paid by me pursuant to any previous Offering(s) in the same calendar year as the Offering to which this Enrollment Agreement relates). I may change or cancel my enrollment at any time or times on or before the end of the last day of the Offering Period by completing a new Enrollment Agreement and returning it on or before the end of last day of the Offering Period per the instructions at the end of this Enrollment Agreement.

e.	The wording of Section 7 of the Enrollment Agreement shall be replaced with the following wording:

Matching Shares (including any Matching Fractional Share) may be taxable to me. I understand my Employer is authorized, to the extent legally required or permitted, to withhold from my other compensation the amount necessary to meet any applicable withholding obligation of mine, and Matching Shares (including any Fractional Matching Share) may be sold without advance notice to me to satisfy any applicable withholding obligation.

3)	The following information is provided to those Eligible Employees and Participants to whom this Country Supplement applies:

a.

Investment Shares and Matching Shares offered to Eligible Employees under the Plan are not, and will not be, registered with the National Securities Registry (Registro Nacional de Valores) of the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) of Mexico; therefore, Investment Shares and Matching Shares may not be offered for sale in Mexico through a public offer at any time, and Investment Shares and Matching Shares may not be subject to trading (intermediación) in Mexico, except as permitted under the Mexican Securities Market Law (Ley del Mercado de Valores) and the regulations issued thereunder.

b.	The offer of Investment Shares and Matching Shared to Eligible Employees constitutes a private offer in terms of Article 8, section III, of the Mexican Securities Market Law.

c.	You are hereby informed that, for all purposes related to Section 10.9 of the Incentive Plan, your local human resources representative may be reached at the following domicile and e-mail address:

Carlos Ortiz (HR Manager, Mexico).

Email: carlos.ortiz@atotech.com

Business cell: +52 5214424718573

Business phone: + 525555617033

ATOTECH LIMITED

NONQUALIFIED EMPLOYEE STOCK PURCHASE AND MATCHING SHARE SUBPLAN

COUNTRY SUPPLEMENT – POLAND

For all Eligible Employees who, at the commencement of an Offering Period, are (i) resident in Poland (and who are not on international assignment to any other jurisdictions) and/or (ii) or on international assignment to work in Poland:

1)	The following provisions replace the specified provisions of the Plan or the Enrollment Agreement (as specified):

a.	The wording of the second bullet-point of Section 3.3. of the Plan, is replaced by the following wording:

•	the Participant’s retirement on or after age 60 (women) and 65 (men) or such other retirement age as specified in the Polish law,

ATOTECH LIMITED

NONQUALIFIED EMPLOYEE STOCK PURCHASE AND MATCHING SHARE SUBPLAN

COUNTRY SUPPLEMENT – SLOVENIA

For all Eligible Employees who, at the commencement of an Offering Period, are (i) resident in Slovenia (and who are not on international assignment to any other jurisdictions) and/or (ii) or on international assignment to work in Slovenia:

1)	The following provisions apply in addition to the provisions of the Plan or the Enrollment Agreement (as specified):

a.	Enrollment Agreement:

The Enrollment Agreement is prepared in Slovenian language and English language versions. In the event of any discrepancies or conflict between those two versions, the English language version will prevail.

b.	Plan (MSP Rules):

The Plan is prepared in Slovenian language and English language versions. In the event of any discrepancies or conflicts between those two versions, the English language version will prevail.

2)	The following provisions replace the specified provisions of the Plan or the Enrollment Agreement (as specified):

a.	The following wording replaces Section 2 of the Enrollment Agreement:

This paragraph applies for original Enrollment for above Offering Period. I elect an Investment Amount of the amount I have specified to the Company and/or Service Provider at the same time as entering into this Enrollment Agreement for the above Offering Period. The Investment Amount I elect will be (and I hereby authorise and instruct the Company (as agent for and on behalf of the Employer and the Company so confirms my instruction on behalf of the Employer in such capacity) that such Investment Amount should be withheld by the Employer from the amount which (after any withholdings for taxes or social security contributions or other deductions) would otherwise be payable to me in the last paycheck I receive prior to the Acquisition Date. If (i) the amount of that paycheck (after any withholdings for taxes or social security contributions or other deductions) is lower than the Investment Amount I hereby elect, and/or (ii) the amount which (after any withholdings for taxes or social security contributions or other deductions, and after withholding of my elected Investment Amount) would be payable to me in that paycheck would cause me (for any relevant period) to fall below the (relevant) threshold of any minimum wage law or regulation, or of any law or regulation limiting or restricting deductions from my paycheck, applicable to my employment, then my Investment Amount will be automatically reduced to the largest amount available. If my Investment Amount is less than the Plan minimum of US$350, my enrollment will not be valid. If the Investment Amount I elect (when aggregated with any Investment Amount previously paid by or withheld from me pursuant to any previous Offering(s) in the same calendar year as the Offering to which this Enrollment Agreement relates) exceeds the Maximum Investment Amount set out in the Plan, the Investment Amount I elect will be automatically reduced to the Maximum Investment Amount (less any Investment Amount paid by or withheld from me pursuant to any previous Offering(s) in the same calendar year as the Offering to which this Enrollment Agreement relates). If my authorisation and instruction of withholding of the Investment Amount from my paycheck is at any time found invalid for any reason, I agree and acknowledge that my enrollment shall be invalid and that this Enrollment Agreement will be deemed never to have been entered into. I may change or cancel my enrollment at any time or times on or before the end of last day of the Offering Period by completing a new Enrollment Agreement and returning it on or before the end of the last day of the Offering Period per the instructions at the end of this Enrollment Agreement.”

b.	The following wording replaces Section 3 of the Enrollment Agreement:

This paragraph applies to any change to your Enrollment for above Offering Period. In lieu of my Investment Amount specified in for the purposes of my previous Enrollment Agreement for the above Offering Period, I elect an Investment Amount of the amount I have specified to the Company and/or Service Provider at the same time as entering into this revised/replacement Enrollment Agreement (or I have specified US$0.00 as the relevant Investment Amount, and accordingly cancel my enrollment) for the above Offering Period. The Investment Amount I elect will be (and I hereby authorise and instruct the Company (as agent for and on behalf of the Employer, and the Company so confirms my instruction on behalf of the Employer in such capacity) that such Investment Amount should be withheld by the Employer from the amount which (after any withholdings for taxes or social security contributions or other deductions) would otherwise be payable to me in the last paycheck I receive prior to the Acquisition Date. If (i) the amount of that paycheck (after any withholdings for taxes or social security contributions or other deductions) is lower than the Investment Amount I hereby elect, and/or (ii) the amount which (after any withholdings for taxes or social security contributions or other deductions, and after withholding of my elected Investment Amount) would be payable to me in that paycheck would cause me (for any relevant period) to fall below the (relevant) threshold of any minimum wage law or regulation, or of any law or regulation limiting or restricting deductions from my paycheck, applicable to my employment, then my Investment Amount will be automatically reduced to the largest amount available. If my Investment Amount is less than the Plan minimum of US$350, my enrollment will not be valid. If the Investment Amount I elect (when aggregated with any Investment Amount previously paid by or withheld from me pursuant to any previous Offering(s) in the same calendar year as the Offering to which this Enrollment Agreement relates) exceeds the Maximum Investment Amount set out in the Plan, the Investment Amount I elect will be automatically reduced to the Maximum Investment Amount (less any Investment Amount paid by or withheld from me pursuant to any previous Offering(s) in the same calendar year as the Offering to which this Enrollment Agreement relates). If my authorisation and instruction of withholding of the Investment Amount from my paycheck is at any time found invalid for any reason, I agree and acknowledge that my enrollment shall be invalid and that this Enrollment Agreement will be deemed never to have been entered into. I may change or cancel my enrollment at any time or times on or before the end of last day of the Offering Period by completing a new Enrollment Agreement and returning it on or before the end of the last day of the Offering Period per the instructions at the end of this Enrollment Agreement.

3)	The following information is provided to those Eligible Employees:

•	Address of the Company: 3rd Floor 44 Esplanade St Helier Jersey, JE4 9WG, Jersey;

•	Shares are admitted to trading on the New York Stock Exchange, and the current value of a Share can be seen at www.nyse.com;

•

The holders of Shares are entitled to receive dividends, if any, in proportion to the number of Shares held by them. Holders of Shares are entitled, in proportion to the number of Shares held by them, to share in any surplus in the event of the Company’s winding up. The holders Shares are entitled to receive notice of, attend either in person or by proxy or, being a corporation, by a duly authorized representative, and vote at general meetings of shareholders of the Company;

•

Investment Shares and Matching Shares for the purposes of the Plan may be acquired for or on behalf of the Participant either from sellers on the New York Stock Exchange or from the Company’s share reserve.

ATOTECH LIMITED

NONQUALIFIED EMPLOYEE STOCK PURCHASE AND MATCHING SHARE SUBPLAN

COUNTRY SUPPLEMENT – SINGAPORE

For all Eligible Employees who, at the commencement of an Offering Period, are (i) resident in Singapore (and who are not on international assignment to any other jurisdictions) and/or (ii) or on international assignment to work in Singapore:

1)	The following provisions replace the specified provisions of the Plan or the Enrollment Agreement (as specified):

a.	The wording of the second bullet-point of Section 3.3. of the Plan is replaced by the following wording:

•	the Participant’s retirement on or after age 65 or such other retirement age (or re-employment age) as applicable in Singapore.